Filed by Prologium Holding Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Translational Development Acquisition Corp.

Commission File No.: 001-42451

Date: June 23, 2026

On June 23, 2026, ProLogium posted the following communication on its LinkedIn, X and Facebook accounts:

From Technology Breakthroughs to Industrial-Scale Deployment: ProLogium at Battery Show Europe 2026

This month, ProLogium Founder and CEO Vincent Yang participated in The Battery Show Europe 2026, joining industry leaders in a panel discussion on the key challenges facing next-generation battery technologies as they move toward commercialization and large-scale adoption.

One of the central themes of the discussion was clear: as battery technologies continue to mature, the industry’s focus is shifting beyond technical feasibility toward the ability to establish scalable, sustainable, and commercially viable business models.

As a pioneer in bringing next-generation batteries from innovation to production, ProLogium made a strategic decision early on to invest in developing our own manufacturing capabilities. We believe that true commercialization requires more than technological innovation alone. It requires the integration of product development, manufacturing engineering, and production know-how to successfully bridge the gap between laboratory breakthroughs and market adoption.

Today, ProLogium has accumulated more than a decade of mass-production experience and delivered over 2.4 million battery cells worldwide. While advancing the construction of our gigafactory in Dunkirk, France, we continue to build upon the operational experience gained from our Giga-scale demonstration manufacturing facility in Taiwan, strengthening capabilities across materials development, cell design, process engineering, equipment integration, and yield management.

Unlike conventional lithium-ion batteries that rely on liquid electrolytes and separator systems, ProLogium’s next-generation battery platform adopts a fundamentally different approach spanning materials, cell architecture, and manufacturing processes. It represents not simply an incremental improvement, but a comprehensive battery platform designed to achieve higher safety, higher energy density, and scalable manufacturability.

These achievements are the result of years of continuous investment in materials science, cell engineering, process development, equipment integration, and production validation. Looking ahead, we will continue to share ProLogium’s differentiated progress in next-generation battery technology roadmaps, product advantages, and mass production capabilities through more comprehensive technology forums, featured presentations, and industry exchanges, working together with global partners to advance next-generation battery technology toward large-scale applications.

From Taiwan to Europe and across global markets, ProLogium believes that manufacturing capability is not only the foundation of commercialization, but also the key to scaling the future of electrification. We look forward to partnering with more collaborators to build a next-generation battery ecosystem together and accelerate the realization of an electrified future.

We thank everyone who joined the discussion at Battery Show Europe. Going forward, ProLogium will continue transforming innovative technology into scalable, deployable industry capabilities, advancing technology that truly reaches the market.

#ProLogium #BatteryShowEurope

About Prologium Holding Inc.

Founded in 2006, Prologium Holding Inc. (“ProLogium”) is an energy innovation company dedicated to the development and manufacturing of next-generation lithium ceramic batteries, holding over 1,100 global patents (granted and pending). In 2013, ProLogium introduced the world’s first next-generation battery architecture featuring a 100% ceramic separator, becoming the first company globally to successfully commercialize solid-state batteries. In 2025, ProLogium again led the industry by introducing the world’s first superfluidized all-inorganic solid-state lithium ceramic battery, integrating the advantages of solid-state and liquid type batteries and redefining next-generation battery technology with automation-ready, scalable mass production and cost competitiveness. In 2026, ProLogium once again received the Edison Awards Gold Award for its superfluidized all-inorganic solid-state lithium ceramic battery technology. With more than 13 years of manufacturing know-how, ProLogium is also the only company globally that can publicly demonstrate a solid-state battery mass-production line—proving that solid-state batteries are not merely a laboratory technology, but a mature solution ready for scalable manufacturing. In 2024, ProLogium inaugurated its first GWh-class gigafactory in Taoyuan, Taiwan, and has shipped more than 800,000 cells to date. In May 2024, ProLogium established its first overseas R&D center in Paris-Saclay, France, providing customized technical support for the European market. The Company’s first overseas GWh-class facility in Dunkirk, France, completed its environmental assessment and building permit process by the end of 2024, with construction expected to begin in 2026. Ramp-up is expected to begin between Q4 2028 and Q1 2029, followed by formal mass production and deliveries in Q2 2029. For more information, visit https://prologium.com/news/.

About Translational Development Acquisition Corp.

Translational Development Acquisition Corp. (“TDAC”) is a blank check company incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TDAC may pursue an acquisition opportunity in any business, industry, sector, or geographical location, and intends to focus on industries that complement its management team’s background and intends to capitalize on the ability of its management team to identify and acquire a business. TDAC’s management team is led by Michael B. Hoffman, its chief executive officer and chairman of the board of directors, and Avanindra C. Das, chief financial officer. In addition, TDAC’s board includes E. Premkumar Reddy, Curtis T. Keith, Matthew A. Kestenbaum and Christopher Jarratt.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended that are based on beliefs and assumptions and on information currently available to ProLogium and TDAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers and market share, the capability of ProLogium’s technology, ProLogium’s business plans including its plans to expand globally, the sources and uses of proceeds from the business combination, the anticipated enterprise value of the combined company following the consummation of the business combination, any benefits of ProLogium’s partnerships, strategies or plans as they relate to the business combination, anticipated benefits of the business combination and expectations related to the terms and timing of the business combination are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially diﬀerent from those expressed or implied by these forward-looking statements. These statements are based on ProLogium’s and TDAC’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond ProLogium’s and TDAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for ProLogium or TDAC to predict these events or how they may affect ProLogium or TDAC. In addition, there will be risks and uncertainties described in the proxy statement / prospectus relating to the business combination, which is expected to be filed by ProLogium with the SEC and other documents filed by ProLogium or TDAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to diﬀer materially from those contained in the forward-looking statements. Neither ProLogium nor TDAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the occurrence of any event, change or other circumstance that could delay, impede or prevent the business combination or give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against ProLogium or TDAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ProLogium or TDAC or to satisfy other conditions to closing (including the $250 million Minimum Cash condition); the amount of redemption requests made by TDAC’s public shareholders; the ability to maintain the stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ProLogium or TDAC as a result of the announcement and consummation of the business combination; the ability to execute on its business strategy and the ability to develop and commercialize its solid-state battery technology; the ability to accurately estimate the future supply and demand for its batteries; the ability to respond rapidly to emerging technology trends; the ability to compete effectively and the ability to manage growth; the ability to recognize the anticipated benefits of the business combination; costs related to the business combination; changes in applicable laws or regulations; international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation; the ability of ProLogium to execute its business model, including market acceptance of its planned products and services; the combined company’s ability to raise capital; future financial performance of the combined company following the business combination; the possibility that TDAC or the combined company may be adversely affected by other economic, business and/or competitive factors; risks associated with ProLogium’s efforts to commercialize its products; ProLogium’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing products on ProLogium’s business; intellectual property-related claims against ProLogium or the combined company; ProLogium’s dependence upon its key personnel and ability to attract and retain such personnel and additional qualified personnel; ProLogium’s ability to source raw materials for its products; and other risks and uncertainties to be set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 to be filed by ProLogium with the SEC and those included under the heading “Risk Factors” in TDAC’s filings with the SEC. There may be additional risks that neither ProLogium nor TDAC presently knows or that ProLogium and TDAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ProLogium, TDAC, their respective directors, officers or employees or any other person that ProLogium or TDAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ProLogium and TDAC as of the date of this communication. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither ProLogium nor TDAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of ProLogium or TDAC as of any date subsequent to the date of this communication.

Additional Information and Where to Find It

In connection with the business combination, ProLogium is expected to file with the SEC a registration statement on Form F-4, which will include a proxy statement of TDAC and a prospectus of ProLogium. TDAC shareholders and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus included in the registration statement and any other documents filed with the SEC because these documents will contain important information about ProLogium, TDAC and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TDAC as of a record date to be established for voting on the business combination. Before making any voting or investment decision, investors and shareholders of TDAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the business combination. The documents filed by TDAC and ProLogium with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

ProLogium, TDAC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TDAC shareholders with respect to the business combination. A list of the names of TDAC’s directors and executive officers and information regarding their interests in the business combination will be included in the proxy statement/prospectus for the business combination when available. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TDAC shareholders in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus for the business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities of ProLogium or TDAC, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

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